Exhibit 99.1

Mindray Announces ADS Dividend Record Date for March 2014 Dividend

SHENZHEN, China, March 7, 2014 — Mindray Medical International Limited (“Mindray”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today that, in accordance with NYSE rules, holders of record of Mindray ADSs at the close of business on March 14, 2014 are entitled to the recently declared dividend ($0.50 per ordinary share). Each Mindray ADS corresponds to one ordinary share. The record date for Mindray’s ordinary shares (previously announced as March 8, 2014) will also be March 14, 2014.

The dividend payment date will continue to be on or around April 8, 2014. Dividends to be paid to Mindray’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com